

June 26, 2023

Rafael Moreira Pereira
Chief Financial Officer
Crescera Capital Acquisition Corp.
Rua Aníbal de Mendonça, 27, 2nd floor
Rio de Janeiro , RJ, Brazil

      Re: Crescera Capital Acquisition Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed April 14, 2023
           File No. 001-41081

Dear Rafael Moreira Pereira:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

General

1.   We note disclosures in your Schedule 14A filed on April 19, 2023 indicating that your sponsor has significant ties to a non-U.S. person and the potential risks of your initial business combination being subject to a review by the Committee on Foreign Investment in the United States. Please include corresponding disclosure in future periodic reports.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Manuel Garciadiaz, Esq.